Volaris announces the release of the Integrated Annual Report 2022

Mexico City, Mexico, August 7th, 2023 – Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (NYSE: VLRS and BMV: VOLAR) (“Volaris” or “The Company”), the ultra-low-cost airline serving Mexico, the United States, Central, and South America, released today its 2022 Integrated Annual Report, entitled “Just getting started…”

In 2022, Volaris emerged stronger, solidifying its position as the domestic market leader in Mexico by passengers flown and setting new goals to continue flying high, because for Volaris... this was just the beginning.

The Integrated Annual Report 2022 is now available on Volaris' Investor Relations webpage at https://ir.volaris.com.

About Volaris:

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR) is an ultra-low-cost carrier, with point-to-point operations, serving Mexico, the United States, Central, and South America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since the beginning of operations in March 2006, Volaris has increased its routes from 5 to more than 245 and its fleet from 4 to 124 aircraft. Volaris offers more than 500 daily flight segments on routes that connect 43 cities in Mexico and 28 cities in the United States, Central, and South America, with one of the youngest fleets in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico, the United States, and Central and South America. Volaris has received the ESR Award for Social Corporate Responsibility for fourteen consecutive years. For more information, please visit ir.volaris.com.

Investor Relations Contact

Ricardo Martínez / ir@volaris.com

Media Contact

Berenice Luna | bcontreras@gcya.net